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08029565

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27350

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2007** (MM/DD/YY) AND ENDING **12/31/2007** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **First Analysis Securities Corporation**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One South Wacker Drive, Suite 3900
(No. and Street)

Chicago (City) **Illinois** (State) **60606** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Chopp **312-258-7102** (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

111 S. Wacker Drive (Address) **Chicago** (City) **IL** (State) **60606** (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
E THOMSON FINANCIAL

SEC Mail Processing Section
2008
Washington, DC
104

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Joseph G. Chopp, swear that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to First Analysis Securities Corporation (the "Company") for the year ended December 31, 2007, are true and correct. I further swear that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

February 28, 2008
Date

Chief Financial Officer
Title

Subscribed and sworn to before me this 28 day of Feb, 2008.

Notary Public

OFFICIAL SEAL
ANGELA E. SOLIZ
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 12-9-2009

FIRST ANALYSIS SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007

ASSETS

CASH AND CASH EQUIVALENTS	$11,028,450
U.S. TREASURY BILLS	4,951,248
RECEIVABLE FROM CLEARING BROKER	908,796
INVESTMENT SECURITIES	554,288
OTHER ASSETS	366,236
RECEIVABLE FROM AFFILIATE	300,946
Total assets	$18,109,964

LIABILITIES AND STOCKHOLDER'S EQUITY

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 1,239,369
DEFERRED INCOME TAXES	59,247
Total liabilities	1,298,616
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value—1,000 shares authorized, issued and outstanding	1,000
Paid-in capital	14,932,489
Retained earnings	1,877,859
Total stockholder's equity	16,811,348
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$18,109,964

See notes to financial statements.

FIRST ANALYSIS SECURITIES CORPORATION

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUE:	
Commissions and fees:	
Commissions	$ 6,566,530
Underwriting fees	823,010
Consulting fees	3,781,078
Total commissions and fees	11,170,618
Realized gains on investment securities	37,550
Net change in unrealized appreciation on investment securities	209,440
Interest	766,662
Dividends	23,320
Other income	36,497
Total revenue	12,244,087
EXPENSES:	
Compensation	7,782,791
Expense reimbursements paid to Parent	1,012,335
Brokerage fees	608,720
Travel and lodging	532,754
Trading operations expenses	499,057
Insurance	378,680
Rent	366,646
Periodicals and professional development	181,451
Professional fees	121,286
Office supplies and expenses	107,712
Entertainment	78,229
Other	77,794
Communication	71,344
Regulatory fees	37,201
Total expenses	11,856,000
INCOME BEFORE PROVISION FOR INCOME TAXES	388,087
PROVISION FOR INCOME TAXES:	
Current	83,785
Deferred	77,766
Total provision for income taxes	161,551
NET INCOME	$ 226,536

See notes to financial statements.

FIRST ANALYSIS SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock	Paid-in Capital	Retained Earnings	Total
BALANCE—Beginning of year	$ 1,000	$ 14,932,489	$ 1,753,251	$ 16,686,740
Net income	-	-	226,536	226,536
Dividends paid	-	-	(101,928)	(101,928)
BALANCE—End of year	$ 1,000	$ 14,932,489	$ 1,877,859	$ 16,811,348

See notes to financial statements.

FIRST ANALYSIS SECURITIES CORPORATION

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 226,536
Adjustments to reconcile net income to net cash used in operating activities:	
Deferred income tax provision	77,766
Realized gains on sales of securities	(37,550)
Net change in unrealized appreciation on investment securities	(209,440)
Decrease in receivable from clearing broker	53,491
Increase in receivable from affiliate	(270,906)
Increase in other assets	(188,683)
Increase in accounts payable and accrued expenses	429,615
Net cash provided by operating activities	80,829
CASH FLOWS FROM INVESTING ACTIVITIES:	
Net decrease in U.S. Treasury Bills	973,695
Proceeds from exercise of warrants	37,550
Net cash provided by investing activities	1,011,245
CASH FLOWS FROM FINANCING ACTIVITIES:	
Dividends paid	(101,928)
Net cash used in financing activities	(101,928)
NET INCREASE IN CASH AND CASH EQUIVALENTS	990,146
CASH AND CASH EQUIVALENTS—Beginning of year	10,038,304
CASH AND CASH EQUIVALENTS—End of year	$11,028,450

See notes to financial statements.

FIRST ANALYSIS SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2007

1. ORGANIZATION

First Analysis Securities Corporation (the "Corporation") is a wholly owned subsidiary of First Analysis Corporation (the "Parent"). The Corporation is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Corporation acts as an introducing broker in executing customer transactions, and is an investment banker engaging in underwritings and private placements.

2. SIGNIFICANT ACCOUNTING POLICIES

Investment Securities—Investment securities are carried at fair market value, as determined by the Corporation. A security listed on a recognized securities exchange or traded over-the-counter is valued at its last sales price or, if no sale occurred on such date, at the bid price. U.S. Treasury Bills are valued at amortized cost. At December 31, 2007, investment securities consisted of shares of the NASDAQ Stock Market, Inc.

Revenue Recognition—Securities transactions and the related commission income and expense are recorded on trade date. Underwriting and consulting fees are recorded when services have been performed and the fees are determinable and collectible under the agreement.

Interest income is recognized on an accrual basis. Realized gains and losses with regard to investment securities are determined by specific identification method.

Income Taxes—Income taxes are provided at the statutory rate based on income reported in the financial statements.

The Corporation is a member of a controlled group for income tax purposes and files as part of a consolidated federal income tax return with the Parent. The surtax exemption and other tax limitations are allocated among members of the controlled group at the discretion of the Parent.

The Corporation's provision for income taxes is calculated using the asset and liability method. The measurement of deferred tax assets and liabilities is based on enacted tax rates that will be in effect when the deferred items are expected to be realized. Deferred tax assets are reduced, if necessary, by the amount of such benefits that are not expected to be realized based on available evidence.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents—Cash and cash equivalents include cash at banks, money market accounts and commercial paper with remaining maturities at date of acquisition of three months or less.

Share-Based Payments—The Company participates in the Parent's share-based employee compensation

plans. Effective January 1, 2006, the Parent and the Company adopted SFAS No. 123(R), *Share-Based Payment*, using the prospective application method to account for its share-based compensation plans. There were no compensation costs for share-based awards recorded by the Company during the year ended December 31, 2007.

New Accounting Pronouncements— In September 2006, Statement of Financial Accounting Standards No. 157, "*Fair Value Measurements*" ("SFAS 157"), was issued and is effective for fiscal years beginning after November 15, 2007. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Management has evaluated the impact the adoption of SFAS 157 will have on the Corporation's financial statements and disclosures, and has determined the adoption of SFAS 157 for the year beginning January 1, 2008 will not have a material impact on the financial statements, but additional disclosures will be required.

In July 2006, the Financial Accounting Standards Board ("FASB") released FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 provides guidelines for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken in the course of preparing the Corporation's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-than-likely-than-not threshold would be recorded as a tax expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. In February 2008, the FASB released FSP FIN 48-2. This FASB Staff Position defers the effective date for FIN 48 for certain non public entities for fiscal years beginning after December 15, 2007. When effective, FIN 48 should be applied as of the beginning of the enterprise's fiscal year, and is to be applied to all open tax years as of the effective date. Management is currently in the process of evaluating the impact of the adoption of FIN 48 and does not believe there will be a material impact on the financial statements and disclosures.

3. RELATED-PARTY TRANSACTIONS

The Corporation pays the Parent 85% of its pretax profits, less realized and unrealized gains and losses on securities held for its own account, as reimbursement to the Parent for utilities and compensation of the research and administrative staff and 5% of the pretax profits as a dividend to the Parent. These payments are made on a monthly basis and totaled approximately $1,012,335 and $101,928, respectively, for the year ended December 31, 2007. The Corporation pays the Parent for rent on a pro rata basis of the Parent's total rent payments. As the underlying lease has a rent holiday and escalation clauses, the Corporation records rent expense on a straight-line basis. The difference between the rent expense recorded and the actual payments to the Parent is recorded as a liability. At December 31, 2007, the accrued rent liability of $239,037 is included in accounts payable and accrued expenses on the Statement of Financial Condition.

4. COMMITMENTS

The Corporation is an introducing broker and clears all transactions with and for customers on a fully disclosed basis with another broker-dealer. In connection with this arrangement, the Corporation has guaranteed the performance of its customers and is contingently liable for the payment of securities purchased and the delivery of securities sold by customers. The Corporation's clearing broker clears its over-the-counter market making activities. As such, the clearing broker has a required deposit of $100,000 for the Corporation's customer activity, which can be in cash or securities. This deposit is included in the "Receivable from Clearing Broker" on the accompanying statement of financial

condition. The Corporation cannot determine the maximum exposure under the guarantee as the amount is contingent on the number of transactions and, accordingly, has not recorded a liability.

5. NET CAPITAL REQUIREMENTS

The Corporation is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"). Under the Rule, the Corporation is required to maintain net capital equivalent to $100,000 or 6-2/3% of aggregate indebtedness, whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day but, at December 31, 2007, the Corporation had net capital and net capital requirements of $15,480,707 and $100,000, respectively. The Rule may effectively restrict the payment of cash dividends. The ratio of aggregate indebtedness to total net capital is .09 to 1 at December 31, 2007.

6. CONTINGENCIES

As a result of its underwriting activities, the Corporation is from time to time named as a defendant in legal actions relating to security offerings. As part of the standard underwriting agreements, the Corporation is always indemnified by the issuing companies against such actions. While the outcome of such matters cannot be predicted with certainty, management, after consultation with legal counsel, is of the opinion that the ultimate liability, if any, will not have a material effect on the financial position, results of operations, or net cash flows of the Corporation.

7. INCOME TAXES

Deferred income taxes relate to the difference between the tax basis and carrying value of accrued expenses.

The current provision (benefit) for income taxes is made up of approximately $86,021 federal and ($2,236) state. The tax provision does not bear the customary relationship to pretax income because of permanent tax differences (items not deductible for tax purposes), primarily entertainment expenses, as well as U.S. interest income not taxable by the state.

* * * * * *

FIRST ANALYSIS SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2007

NET CAPITAL

STOCKHOLDER'S EQUITY PER STATEMENT OF FINANCIAL CONDITION	$16,811,348
LESS NONALLOWABLE ASSETS:	
Receivables from affiliate	(300,946)
Other assets	(38,235)
Total adjustments	(339,181)
HAIRCUTS:	
Treasury Money Market Fund	(843,920)
Investment Securities	(83,143)
Excess Fidelity Bond Deductible	(38,000)
U.S. Treasury Bills	(14,794)
Money Market Funds	(11,603)
	(991,460)
NET CAPITAL	15,480,707
NET CAPITAL REQUIREMENT (The greater of 6-2/3% of aggregate indebtedness or $100,000)	100,000
EXCESS NET CAPITAL	15,380,707
RATIO OF AGGREGATE INDEBTEDNESS TO TOTAL NET CAPITAL	.09 to 1
AGGREGATE INDEBTEDNESS	$ 1,298,616

FIRST ANALYSIS SECURITIES CORPORATION

RECONCILIATION, INCLUDING APPROPRIATE EXPLANATIONS, OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 INCLUDED IN FIRST ANALYSIS' CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA WITH COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d) AS OF DECEMBER 31, 2007

NET CAPITAL AS REPORTED IN FIRST ANALYSIS' UNAUDITED FORM X-17A-5, PART IIA FOCUS REPORT FILED ON 1/24/08:	$15,757,013
Adjustment for commissions receivable increasing other assets	328,002
Adjustment for accrued expenses increasing accounts payable	(303,362)
Adjustment for deposits in transit decreasing allowable cash	(300,946)
NET CAPITAL PER REPORT PURSUANT TO RULE 17a-5(d)	$15,480,707
AGGREGATE INDEBTEDNESS PER FIRST ANALYSIS' UNAUDITED FORM X-17A-5, PART IIA FOCUS REPORT FILED ON 1/24/07:	$ 973,410
Adjustment for accrued expenses increasing accounts payable	303,362
Adjustment for cash overdraft increasing accounts payable	21,844
AGGREGATE INDEBTEDNESS PER REPORT PURSUANT TO RULE 17a-5(d)	$ 1,298,616

FIRST ANALYSIS SECURITIES CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2007

The Corporation is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Corporation's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the rule.

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

February 28, 2008

First Analysis Securities Corporation
One South Wacker Drive, Suite 3900
Chicago, Illinois 60606

Dear Sirs:

In planning and performing our audit of the financial statements of First Analysis Securities Corporation (the "Company") for the year ended December 31, 2007 (on which we issued our report dated February 28, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END